[Wells Fargo & Company Letterhead]

February 21, 2020

Ms. Sonia Bednarowski U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR

Re:	Wells Fargo & Company
Registration Statement on Form S-3, as amended
File No. 333-236148
Withdrawal of Acceleration Request

Dear Ms. Bednarowski:

Wells Fargo & Company hereby respectfully withdraws its request for acceleration of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Request”). The Request was filed with the Securities and Exchange Commission on February 19, 2020.

Please contact Dawn Pruitt of Faegre Drinker Biddle & Reath LLP, at (612) 766-7103, if you have any questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Le Roy Davis

Le Roy Davis

Senior Vice President and Assistant Treasurer